FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ KAZUHIKOYOSHIZUMI

Kazuhiko Yoshizumi Chief Manager, Legal Divison

Date:January 7th, 2003

Information furnished on this form:
    -  Press Release concerning the sale of NEC Corporation's holdings in Sumitomo 3M Limited

January 7, 2003

Press Release

Contact:
Daniel Mathieson
Corporate Communication Division
NEC Corporation
TEL:81-3-3798-6511
d-mathieson@bu.jp.nec.com

NEC to sell all of its holdings in Sumitomo 3M Limited

Tokyo January 7, 2003 – NEC Corporation ("NEC") (NASDAQ:NIPNY) (FTSE:6701q.1) announced today that NEC decided to sell all of its holdings in Sumitomo 3M Limited ("Sumitomo 3M"), as part of NEC's plan to downsize its balance sheet. Details of the transaction are as follows. The transaction will not affect the business relationship between Sumitomo 3M and NEC.

1. Shares to be sold

    (1) NEC's holdings in Sumitomo 3M before sale:    6,572,664 shares (25%)

    (2) Number of shares to be sold by NEC:    6,572,664 shares

    (3) NEC's holdings in Sumitomo 3M after sale:    None

2. Purchaser

    Nadco (Japan) Limited (a wholly owned subsidiary of 3M Company, which is the parent company of Sumitomo 3M).

3. Type of transaction

    Cash transaction

4. Price

    45 billion yen

5. Date of sale

    Scheduled for January 8, 2003

6. Effect on NEC's financial results for the fiscal year ending March 31, 2003

    NEC is expected to record certain capital gain as a result of the sale of shares. However, the estimated amount of the capital gain has been reflected in and will not affect the forecasts of NEC's financial results for the fiscal year ending March 31, 2003, which was announced on October 25, 2002.